Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust and Canetic Resources Trust announce the closing of their combination and the creation of North America's largest conventional oil and gas energy trust

     CALGARY, Jan. 11 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") and (CNE.UN - TSX; CNE - NYSE) Canetic Resources Trust
("Canetic") are pleased to announce that the acquisition of Canetic by Penn
West pursuant to a plan of arrangement (the "Arrangement") was completed today.
     Under the Arrangement, Canetic Unitholders will receive 0.515 of a Penn
West trust unit for each Canetic trust unit exchanged. The exchange is intended to be completed on a tax-deferred basis for Canadian and U.S. federal income tax purposes except for those Canetic Unitholders who are subject to
Canadian federal income tax and who have validly elected to have the exchange completed on a taxable basis. The first distribution that former Canetic
Unitholders will be eligible to receive from Penn West will be the distribution payable on or about February 15, 2008 to Penn West Unitholders of record on January 31, 2008. Canetic Unitholders of record at the close of business on January 10, 2008 will also receive a special one-time distribution of CDN $0.09 per Canetic trust unit. The special distribution, together with the distributions payable on the Penn West trust units (assuming no changes to the current distribution policies of Penn West), will effectively maintain the equivalent of Canetic's pre-Arrangement monthly cash distributions to Canetic
Unitholders for six months following completion of the Arrangement, taking into account the trust unit exchange ratio and the pre-Arrangement monthly distribution levels of Penn West and Canetic. The special distribution will be paid on or about January 17, 2008. Canetic units are expected to be de-listed from the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE)
within a few trading days. Penn West trust units will continue to trade on the
TSX under the symbol PWT.UN and on the New York Stock Exchange (NYSE) under the symbol PWE.
     Under the Arrangement, Penn West has assumed all of the covenants and obligations of Canetic in respect of the four separate classes of outstanding
Canetic convertible debentures ("Canetic Debentures"). Holders of Canetic
Debentures will now be entitled to receive 0.515 of a Penn West trust unit in lieu of each Canetic trust unit that the holder was previously entitled to receive on conversion. Outlined below are the revised conversion prices for the Canetic Debentures: (i) Canetic 6.5 percent Debentures issued May 26, 2005
(CNE.DB.B - TSX) - $36.8155 per Penn West trust unit (27.1625 Penn West Units per $1,000 principal amount); (ii) Canetic 6.5 percent Debentures issued
August 24, 2006 (CNE.DB.E - TSX) - $51.5534 per Penn West Unit (19.3974 Penn
West Units per $1,000 principal amount); (iii) Canetic 8.0 percent Debentures issued June 15, 2004 (CNE.DB.C) - $30.2136 per Penn West Unit (33.0977 Penn
West Units per $1,000 principal amount); and (iv) Canetic 9.4 percent
Debentures issued July 3, 2003 (CNE.DB.A) - $31.1068 per Penn West Unit
(32.1473 Penn West Units per $1,000 principal amount). The Canetic Debentures are anticipated to be de-listed within a few trading days and will be subsequently renamed as Penn West Debentures and begin trading on the TSX as
PWT.DB.A in respect of the 9.4 percent July 2003 series, PWT.DB.B in respect of the 8.0 percent June 2004 series, PWT.DB.D in respect of the 6.5 percent
May 2005 series and PWT.DB.F in respect of the 6.5 percent August 2006 series.
     Former Canetic Unitholders who are resident in Canada or the United
States and who are interested in participating in the Penn West distribution reinvestment plan (the "Penn West DRIP") should, if they are now a registered
Penn West Unitholder, complete and deliver an authorization form to CIBC
Mellon Trust Company (Penn West's registrar and transfer agent), and if they are now a beneficial Penn West Unitholder, contact their broker, investment dealer, financial institution or other nominee through which their Penn West
Units are held and provide instructions on how they wish to participate in the
Penn West DRIP. The authorization form for registered Penn West Unitholders can be obtained at www.pennwest.com.

     The combination of Penn West and Canetic has created the largest conventional oil and gas energy trust in North America with an enterprise value of approximately $14 billion, a significant portfolio of unconventional opportunities and a dominant position in light oil in Canada. In addition, the new Penn West has a diversified portfolio of conventional oil and natural gas assets plus significant resource-play potential in the Peace River oil sands of Northern Alberta, CO2 enhanced oil recovery in the Pembina, Swan Hills,
Midale and Weyburn light oil pools and coalbed methane producing assets. Penn
West is well positioned to create long-term value for Penn West Unitholders through its high-quality, long-life asset base, a strong balance sheet, and an extensive drilling inventory, together with improved access to equity and debt markets resulting from Penn West's increased size and strength. Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F
and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.
     All dollar amounts in this press release are in Canadian dollars unless otherwise noted.

     Forward-looking Statements

     Certain information regarding Penn West Energy Trust including the attributes of Penn West following the closing of the Canetic acquisition, the nature of the combined trust's assets and management's assessment of available development opportunities and its ability to create long-term value for unitholders therefrom may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, failure to realize the anticipated benefits of the combination, ability to access sufficient capital from internal and external sources; failure to obtain required regulatory approvals, changes in legislation, including but not limited to tax laws and environmental regulations. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Penn West's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the
SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Penn
West's website (www.pennwest.com).
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     %SEDAR: 00023165E          %CIK: 0001349237

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: William E. Andrew, CEO (403) 777-2502, J. Paul Charron, President
(403) 539-6330, David W. Middleton, COO (403) 777-3301, Toll Free:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
     (CNE.UN. CNE PWT.UN. PWE)

CO:  Canetic Resources Trust; Penn West Energy Trust

CNW 18:24e 11-JAN-08